SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                 Amendment No. 5

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       NAVISTAR INTERNATIONAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    63934E108
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                                 With a copy to:
                            Schulte Roth & Zabel LLP
        919 Third Avenue, New York, NY 10022, Attn: Marc Weingarten, Esq.
                                 (212) 756-2000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 23, 2009
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 16 Pages)

CUSIP No. 63934E108             13D              Page 2 of 16 Pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                        ** WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                     68,402

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                     68,402

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                     68,402
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.10%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63934E108               13D              Page 3 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                        ** WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                     707,632

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                     707,632
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                     707,632

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.01%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63934E108               13D              Page 4 of 16 Pages

 ----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                        ** WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                     776,034

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                    776,034

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                     776,034
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.10%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63934E108               13D              Page 5 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                        ** WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                   2,523,772
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                   2,523,772
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                   2,523,772
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.59%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63934E108               13D              Page 6 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                         ** WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                   3,299,806

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                   3,299,806

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                   3,299,806

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.69%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63934E108               13D              Page 7 of 16 Pages

            The Schedule 13D initially filed on January 30, 2008 and amended by Amendment No. 1 filed on October 8, 2008, Amendment No. 2 filed on November 18, 2008, Amendment No. 3 filed on May 8, 2009 and Amendment No. 4 filed on July 22, 2009 (the "Amended Schedule 13D"), relating to the common stock, par value $.10 (the "Common Stock"), of Navistar International Corporation (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, is hereby amended by this Amendment No. 5 to the Schedule 13D.

            Items 3, 5 and 6 of the Amended Schedule 13D are hereby amended and restated in their entirety as follows (and the remainder of the Amended Schedule 13D shall remain unchanged):

            This is the final amendment to the Amended Schedule 13D and constitutes an "exit filing" for the Reporting Persons (as defined in the Amended Schedule 13D), who do not intend to file any further amendments to the Amended Schedule 13D.

CUSIP No. 63934E108               13D              Page 8 of 16 Pages

Item 3.     Source and Amount of Funds and Other Consideration.

            The 3,299,806 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $103,492,961.24. Such shares are held by the Reporting Persons in commingled margin accounts maintained at UBS Securities LLC, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

CUSIP No. 63934E108               13D              Page 9 of 16 Pages

Item 5.     Interest in Securities of the Issuer.

       A. Owl Creek I, L.P.
              (a) Aggregate number of shares beneficially owned: 68,402
                  Percentage: 0.10% The percentages used herein and in the rest of Item 5 are calculated based upon the 70,300,666 shares of Common Stock issued and outstanding as of May 31, 2009 as reported by the Issuer in its Form 10-Q for the quarterly period ended April 30, 2009, filed on June 9, 2009.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 68,402
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 68,402
              (c) The sale dates, number of shares of Common Stock sold and the price per share for all transactions by Owl Creek I in the Common Stock since the last filing of this Schedule 13D, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) July 23, 2009.

      B. Owl Creek II, L.P.
              (a) Aggregate number of shares beneficially owned: 707,632
                  Percentage: 1.01%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 707,632
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 707,632
              (c) The sale dates, number of shares of Common Stock sold and the price per share for all transactions by Owl Creek II in the Common Stock since the last filing of this Schedule 13D, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, has the power to direct the affairs of Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) July 23, 2009.

CUSIP No. 63934E108               13D              Page 10 of 16 Pages

       C. Owl Creek Advisors, LLC
              (a) Aggregate number of shares beneficially owned: 776,034
                  Percentage: 1.10%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 776,034
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 776,034
              (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Issuer since the last filing of this Schedule 13D. However, Owl Creek Advisors, LLC is the general partner of Owl Creek I and Owl Creek II, and has the power to direct the affairs of Owl Creek I and Owl Creek
II. The sale dates, number of shares of Common Stock sold and the price per share for all transactions by Owl Creek I and Owl Creek II in the Common Stock since the last filing of this Schedule 13D, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I and Owl Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) July 23, 2009.

       D. Owl Creek Asset Management, L.P.
              (a) Aggregate number of shares beneficially owned: 2,523,772
                  Percentage: 3.59%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,523,772
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     2,523,772
              (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Issuer since the last filing of this
Schedule 13D. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas and SRIF and has the power to direct the investment activities of Owl Creek Overseas and SRIF. The sale dates, number of shares of Common Stock sold and the price per share for all transactions by Owl Creek Overseas and SRIF in the Common Stock since the last filing of this
Schedule 13D, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas and SRIF, has the power to direct the investment activities of Owl Creek Overseas and SRIF, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
              (e) July 23, 2009.

CUSIP No. 63934E108               13D              Page 11 of 16 Pages


       E. Jeffrey A. Altman
             (a) Aggregate number of shares beneficially owned: 3,299,806
                 Percentage: 4.69%
             (b)  1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 3,299,806
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     3,299,806
             (c) Mr. Altman did not enter into any transactions in the Common Stock of the Issuer since the last filing of this Schedule 13D. The sale dates, number of shares of Common Stock sold and the price per share for all transactions by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF in the Common Stock since the last filing of this Schedule 13D, are set forth in Schedule A and are incorporated by reference. (d) Not applicable. (e) July 23, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

            As of the date hereof, the Reporting Persons own, in the aggregate, approximately $28,000,000 (subject to the sale of approximately $3,666,666.67 subject to settlement) of the Issuer's $1,100,000,000 bank term loan pursuant to a loan agreement dated January 19, 2007, and approximately $10,180,000 (subject to the sale of approximately $1,333,333.33 subject to settlement) of the Issuer's $400,000,000 revolving credit facility under such loan agreement.

CUSIP No. 63934E108               13D              Page 12 of 16 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 27, 2009

                                  /s/ JEFFREY A. ALTMAN
                                  ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.

CUSIP No. 63934E108               13D              Page 13 of 16 Pages

                                   Schedule A

                                OWL CREEK I, L.P.



           Date of       Number of shares         Open market/       Price per
       Transaction       Purchased/(Sold)       Cross Transaction      share
          7/21/2009               (1,200)       O                    (42.25)
          7/22/2009               (4,100)       O                    (41.39)
          7/23/2009               (5,100)       O                    (41.29)
          7/27/2009               (1,000)       O                    (41.09)

CUSIP No. 63934E108               13D              Page 14 of 16 Pages

                               OWL CREEK II, L.P.



           Date of       Number of shares         Open market/       Price per
       Transaction       Purchased/(Sold)       Cross Transaction     share
         7/21/2009               (11,400)       O                    (42.25)
         7/22/2009               (41,900)       O                    (41.39)
         7/23/2009               (53,400)       O                    (41.29)
         7/27/2009                (8,900)       O                    (41.09)

CUSIP No. 63934E108               13D              Page 15 of 16 Pages

                          OWL CREEK OVERSEAS FUND, LTD.


           Date of       Number of shares         Open market/       Price per
       Transaction       Purchased/(Sold)       Cross Transaction     share
         7/21/2009               (36,969)       O                    (42.25)
         7/22/2009              (145,000)       O                    (41.39)
         7/23/2009              (186,000)       O                    (41.29)
         7/27/2009               (30,600)       O                    (41.09)

CUSIP No. 63934E108               13D              Page 16 of 16 Pages

              OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.


           Date of       Number of shares         Open market/       Price per
       Transaction       Purchased/(Sold)       Cross Transaction     share
         7/21/2009                (1,200)       O                    (42.25)
         7/22/2009                (4,135)       O                    (41.39)
         7/23/2009                (5,500)       O                    (41.29)
         7/27/2009                  (700)       O                    (41.09)